January 14, 2009

Mail Stop 4561

Mr. James N.B. Rucker
Chief Financial Officer
MarketAxess Holdings, Inc.
140 Broadway, 42nd Floor
New York, NY 10005

      RE: **MarketAxess Holdings, Inc.**
                Form 10-K for the period ended December 31, 2007
                Filed March 3, 2008
                File No. 0-50670

Dear Mr. Rucker:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                        Sincerely,

                        Kristi Marrone
                        Staff Accountant